Exhibit H-1

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

December ___, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * *

E.ON AG, et al. (70-09961)

     E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, and Powergen plc ("Powergen"), a registered holding company located at City Point, 1 Ropemaker Street, London ECY 9HT, United Kingdom, are seeking authorization under the Act in connection with E.ON's acquisition of the outstanding voting securities of Powergen and its public-utility subsidiary companies (the "Acquisition")./1/ Commission authorization of the Acquisition is required under Sections 9(a)(2) and 10 of the Act because E.ON's acquisition of Powergen will result in E.ON's indirect acquisition of Powergen's U.S. exempt holding company subsidiary, LG&E Energy Corp. ("LG&E Energy"), and its public utility subsidiary companies Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON will register as a holding company under the Act after completion of the Acquisition.

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/1/ Powergen's holding company subsidiaries, Powergen US Holdings Limited,
Powergen US Investments, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl, Powergen USA, Powergen US Investments Corp., all located at City Point, 1 Ropemaker Street, London ECY 9HT, United Kingdom, are also Applicants (the "Intermediate Companies").


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     E.ON is an Aktiengesellschaft, the equivalent of a U.S. stock corporation, formed under the laws of the Federal Republic of Germany. It was formed in June 2000 as a result of the merger of German conglomerates VEBA AG and VIAG AG. E.ON provides strategic management for group members and coordinates group activities. E.ON also provides centralized controller, treasury, risk management and service functions to group members, as well as communications, capital markets and investor relations functions. E.ON currently is organized into eight separate business divisions: energy, chemicals, real estate, oil, telecommunications, distribution/logistics, aluminum and silicon wafers. Each business division is responsible for managing its own day-to-day business.

     E.ON's energy division is headed by its wholly owned subsidiary E.ON Energie AG ("E.ON Energie"), which supplies roughly one-third of Germany's electricity. E.ON Energie's core business consists of the ownership and operation of power generation facilities, the transmission and distribution of electric power, gas and heat and energy-related businesses, including the supply of water and water-related services. E.ON intends to qualify E.ON Energie as a foreign utility company ("FUCO") under Section 33 of the Act at or prior to the Acquisition.

     As part of its strategy to focus on the energy and utility business, E.ON proposes to divest its non-energy business divisions, with the exception of telecommunications, following completion of the Acquisition. The chemical and real estate divisions will be divested within five years. Distribution and logistics, oil, aluminum, and silicon wafer holdings will be divested within three years. The divestiture of the oil business is currently underway. E.ON proposes to limit its investments in its to-be-divested subsidiaries to future credit support (e.g., including capital contributions, guarantees and loans) not to exceed $5.5 billion over the 3-5 year time frame for the contemplated divestitures.

     E.ON also owns 37.1% of the shares of RAG AG ("RAG"), a creation of the German government that owns all operating coal mines in Germany. E.ON proposes to retain its ownership interest in RAG after becoming a registered holding company and seeks an order of the Commission under Section 2(a)(8) of the Act declaring RAG not to be a subsidiary company of E.ON under the Act.

     Powergen is an international integrated energy company with its principal operations in the U.K. and the U.S. Powergen has two principal subsidiaries:
Powergen Group Holdings ("PGH") and Powergen US Holdings Limited ("US Holdings"). PGH, which is a FUCO, is the holding company for Powergen's U.K. and international businesses. US Holdings, a registered holding company under the Act, is the holding company for Powergen's U.S. business, and is the indirect parent of LG&E Energy.

     LG&E Energy is an exempt public utility holding company that owns subsidiaries that are engaged in power generation and project development; retail gas and electric utility services; and asset-based energy marketing. LG&E Energy has two public utility subsidiary companies, LG&E and KU (the "Utility Subsidiaries"). LG&E and KU have joint generation capacity of 6,500 MW and serve in the aggregate approximately

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857,000 electricity customers and 299,000 gas customers over a transmission and distribution network covering some 27,000 square miles. LG&E Energy is engaged through subsidiaries in a variety of non-utility businesses.

     LG&E engages in the generation, transmission, and distribution of electricity to approximately 364,000 customers in Louisville, Kentucky and 16 surrounding counties. LG&E also purchases, distributes and sells natural gas to approximately 299,000 customers within this service area and in limited additional areas. KU engages in the generation, transmission, and distribution of electricity to approximately 464,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to approximately 29,000 customers in five counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells electric energy at wholesale for resale to twelve Kentucky municipalities and one Pennsylvania municipality. In addition, KU owns and operates a small amount of electric utility property in one county in Tennessee. LG&E is subject to regulation by the Federal Energy Regulatory Commission ("FERC") and the Kentucky Public Service Commission ("KPSC"). KU is subject to regulation by the FERC, the KPSC and the Virginia State Corporation Commission ("VSCC") and the Tennessee Regulatory Authority ("TRA").

     Applicants seek approvals relating to the proposed acquisition of Powergen by E.ON. The boards of E.ON and Powergen have agreed to the terms of a recommended pre-conditional cash offer to be made by Goldman Sachs International on behalf of E.ON for the capital stock of Powergen. E.ON and Powergen have entered into a letter agreement dated April 8, 2001 (the "Agreement") which, among other things, provides that Powergen will not solicit competing proposals and describes the steps that are to be taken to satisfy the pre-conditions to the offer. Under the Agreement, certain fees may be payable by either E.ON or Powergen to the other in certain circumstances.

     E.ON proposes to offer (pound)7.65 for each Powergen share and (pound)30.60 for each Powergen American Depository Share ("ADS") (representing four Powergen shares)./2/ The offer values the whole of Powergen's capital stock at approximately (pound)5.1 billion ($7.3 billion) (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes). E.ON will acquire Powergen including its outstanding debt as at closing. On the basis of the Powergen debt outstanding as at December 31, 2000 of (pound)4.5 billion ($6.4 billion) adjusted for divestitures and announced by Powergen prior to the date of the Agreement, the total value of the proposed acquisition would be (pound)9.6 billion ($13.7 billion).

     The offer will extend to all existing issued Powergen shares and to any Powergen shares which are unconditionally allotted or issued prior to the date on which the offer closes (or such earlier date as E.ON may, subject to The City Code on

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/2/ U.K. shareholders of Powergen may be offered loan notes rather than cash from E.ON in return for their Powergen shares.


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Takeovers and Mergers ("City Code"), decide) including Powergen shares issued pursuant to the exercise of options under the Powergen Share Option Schemes or otherwise. In conjunction with the offer for the Powergen shares, an offer will be made to holders of Powergen ADSs to tender the Powergen shares underlying such ADSs into the offer.

     As an alternative to the pre-conditional tender offer, E.ON, with the consent of Powergen, may elect to implement the transaction by a Scheme of Arrangement. The Scheme of Arrangement is permitted by U.K. law and is more comparable to a U.S. merger. The Scheme of Arrangement would be implemented on the same terms, as applicable, as those which would apply to the offer.

     E.ON proposes to finance the Acquisition with cash on hand, the proceeds of liquidating certain readily marketable assets, funds from E.ON's existing lines of credit or the issuance and sale of long-term or short-term debt securities or bank lines of credit. Powergen, LG&E Energy and its subsidiaries, including LG&E and KU, will not borrow or issue any security, incur any debt or pledge any assets to finance any portion of the purchase price paid by E.ON for Powergen shares.

     After the consummation of the Acquisition, E.ON expects to make LG&E Energy an indirect subsidiary of E.ON through two intermediate holding companies that are wholly owned directly or indirectly and fully controlled by E.ON. LG&E and KU will remain first-tier subsidiaries of LG&E Energy and will keep their names and headquarters locations. Powergen will become an indirect subsidiary of E.ON through two intermediate wholly-owned holding companies and Powergen will continue to play a management role in the operations of LG&E Energy./3/ Powergen will cease to own any public utility companies and, for this reason, seeks Commission confirmation that it may deregister as a holding company and certify as a FUCO by filing Form U-57. Absent Commission confirmation, Powergen will remain a registered holding company under the Act. E.ON will register as a holding company under the Act.

     The financing arrangements and entities below Powergen that are currently used to finance LG&E Energy provide certain tax-related efficiencies and are expected to remain in place following the consummation of the Acquisition.


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/3/ Powergen's management team will be responsible for the development and operation of E.ON's Anglo-American energy business under consideration of E.ON's overall group strategy.


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


     To effect the Acquisition, E.ON has established a wholly-owned subsidiary E.ON UK Verwaltungs GmbH ("E.ON UK"). E.ON UK owns all the outstanding shares of an acquisition vehicle, E.ON UK plc, that will acquire all of the outstanding Powergen shares. E.ON UK plc will survive the Acquisition. If Powergen remains a registered holding company after the Acquisition, E.ON UK and E.ON UK plc will also register under the Act.

     Powergen will continue to hold an indirect voting equity interest in LG&E Energy through certain intermediate holding companies for a short period of time not to exceed six months after the Acquisition. This period will allow time for E.ON to accomplish a reorganization whereby the ownership of Powergen US Investments Corp. ("PUSIC"), the immediate parent of LG&E Energy, would be transferred to E.ON US Verwaltungs GmbH ("E.ON US"), a wholly-owned E.ON subsidiary company.

     After the Acquisition and the reorganization E.ON will hold all the outstanding voting stock of LG&E Energy through PUSIC and E.ON U.S. (the "Intermediate Companies")./4/ PUSIC will remain a registered holding company under the Act and E.ON and E.ON US will register as such. Powergen's intermediate holding companies will cease to own voting securities directly or indirectly in PUSIC or LG&E Energy, although certain arrangements to finance LG&E Energy will remain in place. Because Powergen's intermediate holding companies will cease to hold direct or indirect voting interests in LG&E Energy, they will cease to be holding companies under the Act and, consequently, they request that the Commission unconditionally approve their deregistration under
Section 5(d) of the Act.

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/4/ Applicants request authorization to make corporate structure changes without having to seek specific authority from the Commission for each change, subject to the condition that no change (i) will result in the introduction of any third party interests in the upper structure, (ii) will introduce a non-European Union or non-U.S. entity into the upper structure or (iii) will have any material impact on the financial condition or operations of E.ON or LG&E Energy and its subsidiaries.


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


     Applicants seek authorization (i) to retain existing investments in foreign utility and energy-related businesses; (ii) to invest the proceeds from divestitures (including any divestitures occurring since the June 2000 VEBA-VIAG merger, as well as future divestitures), which may total approximately $35 billion, in FUCO activities without including those investments in E.ON's Aggregate Investment Limitation (as defined below); and (iii) to enter into transactions to finance additional investments in EWGs and FUCOs in an amount up to $25 billion (the "Aggregate Investment Limitation"), which is approximately equal to 200% of E.ON's consolidated retained earnings as of December 31, 2000, on a pro forma basis reflecting the Acquisition, determined in accordance with U.S. GAAP./5/ The authorization requested in (ii), above, would also include the flexibility for E.ON to issue and sell securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), provided that upon the receipt of such proceeds the Bridge Loans or securities with an equivalent principal amount are retired, redeemed or otherwise paid down such that the aggregate EWG and FUCO investment under the authorization requested in (ii) does not exceed the cash proceeds from divestitures. Applicants also seek authorization to retain Powergen's existing nonutility business and the gas utility business of LG&E, all of which were previously approved by the Commission in its order approving Powergen's acquisition of LG&E Energy.

     E.ON Group companies, particularly E.ON Energie, hold significant investments as reserves against long-term liabilities, specifically, pension and -- for E.ON Energie only -- nuclear decommissioning obligations. These investments, which currently total roughly Euro 9 billion ($7.9 bn), include publicly traded common stocks of other companies. The remaining 50% of the investments is made up of fixed income bonds, including a small portion of non-Euro currency fixed income bonds. Large parts of the investments are held through investment funds. Applicants request that the Commission authorize E.ON and its FUCO and nonutility subsidiaries located in Germany to retain these investments "in the ordinary course of business" of a German company under
Section 9(c)(3) of the Act and to continue to make such investments.

     After the Acquisition, LG&E Energy Services Inc. ("LG&E Services") will continue to provide services to the members of the LG&E Energy Group. Applicants also propose that, after the Acquisition, Powergen and members of the Powergen UK Group will continue to provide services to the LG&E Energy Group. For example, members of the Powergen UK Group will provide management services in the areas of internal audit, tax and treasury and consultation regarding engineering, research and development projects and transmission best practices. It is also proposed that E.ON and other members of the E.ON Group, particularly E.ON Energie, will provide services to LG&E Services and other members of the LG&E Energy Group after the Acquisition.

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/5/ E.ON's pro forma consolidated retained earnings would be $13.805 billion as of December 31, 2000. As of September 30, 2001, E.ON's pro forma consolidated retained earnings would be $11.679 billion.


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Those services would generally be limited to high-level management, administrative and technical services. E.ON does not plan to allocate to or charge the LG&E Energy Group for any general overhead costs incurred at the E.ON or Powergen level without giving the Commission 60 days' prior notice.

     After the Acquisition E.ON will provide services to its FUCO subsidiaries, E.ON Energie, Gelsenberg and Powergen Group Holdings, and its non-utility subsidiaries outside the LG&E Energy Group. Except to the extent otherwise authorized by the Commission, such services will be provided at no charge. E.ON requests an exemption from Section 13(a) of the Act to permit it to provide such services. Due to the limited amount and nature of services that would flow from E.ON to the LG&E Energy Group, it would be unduly burdensome to require the E.ON Group to form an additional service company. A separate subsidiary service company located in Germany that would service only E.ON's non-LG&E Energy Group associate companies would also introduce additional complexity into the E.ON system and provide no benefit to the protected interests under the Act.

     Each member of the E.ON Group, the Powergen Group and the LG&E Energy Group (including LG&E Services) requests authorization under Section 13(b) of the Act to provide services and sell goods to non-utility companies in the LG&E Energy Group, the Powergen Group and the E.ON Group, at fair market prices determined without regard to cost, and requests an exemption under Section 13(b) of the Act from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

o a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States.

o an EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not a public utility company in the LG&E Energy Group;

o a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not directly for resale, and/or (b) to an electric utility company other than a public utility in the LG&E Energy Group at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

o a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a public utility company in the LG&E Energy Group;

o a subsidiary engaged in Rule 58 activities or any other non-utility subsidiary that (a) is partially owned by a member of the LG&E Energy Group, the Powergen UK

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     Group or the E.ON Group, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the non-utility subsidiaries described in clauses (1) through (4) immediately above, or (c) does not derive any part of its income from a public-utility company within the LG&E Energy Group.

     Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of E.ON organized outside the U.S.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                           Jonathan G. Katz
                                                           Secretary

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